Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following list sets forth subsidiaries of Successories, Inc. (an Illinois corporation) and the jurisdiction in which each subsidiary is organized. Successories, Inc. owns 100% of the securities of each subsidiary.

NAME	JURISDICTION

Successories of Illinois, Inc.	Illinois

Celex Successories, Inc.	Canada